UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-42880

BLACK TITAN CORPORATION

(Registrant’s Name)

Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6
Mutiara Damansara, 47800 Petaling Jaya
Selangor Darul Ehsan, Malaysia(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change in Registrant’s Certifying Accountant

On January 29, 2026, the audit committee (the “Audit Committee”) of the board of directors of Black Titan Corporation (the “Company”) approved the change of the Company’s independent registered public accounting firm from Enrome LLP (“Enrome”) to Guangdong Prouden CPAs GP (“Guangdong Prouden”). The engagement with Enrome ended as of January 30, 2026, and the engagement of Guangdong Prouden became effective as of February 13, 2026. The change was approved by the Audit Committee of the Company’s board of directors. The Company’s decision of the dismissal was not the result of any disagreement between the Company and Enrome on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The principal accountant’s report of the Enrome on the financial statements of the Company as of and for the fiscal years ended July 31, 2025 and 2024 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Enrome was engaged in 2024.

From May 2024 through the date of dismissal, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Enrome on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to Enrome’s satisfaction, would have caused Enrome to make reference to the subject matter of the disagreement(s) in connection with its report to the subject matter of the disagreement; and (ii) there were no “reportable events” of the type described in Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses related to the Company’s internal control over financial reporting, including (i) lack of accounting staff and resources with appropriate knowledge of accounting principles generally accepted in the U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issue in accordance with GAAP and the SEC requirements, and (ii) lack of information technology general controls in the areas of IT policies and procedures, user provisioning and termination, privileged access and service organization monitoring who are responsible for change management over certain core business system and accounting system

We furnished a copy of the disclosures in this report to Enrome and requested that Enrome furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been furnished as an exhibit to this report as Exhibit 16.1.

During the two most recent fiscal years and the subsequent interim period through February 13, 2026, neither the Company nor anyone on its behalf consulted with Guangdong Prouden regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that Guangdong Prouden concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and its related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K). Guangdong Prouden is aware of the material weaknesses described above and understands it is a reportable event.

Exhibits

Exhibits No.	Description

16.1	Letter of Enrome, regarding change in independent registered public accounting firm.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Black Titan Corporation

By:	/s/ Chay Weei Jye
Name:	Chay Weei Jye
Title:	Co-Chief Executive Officer

Dated: February 20, 2026

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